STANDARD ENERGY CORPORATION
                             447 Bearcat Drive
                        Salt Lake City, Utah 84115
                              (801) 364-9000





Fax (202) 942-9528

                              February 19, 2008


United States Securities and Exchange Commission
Mr. John Cannarella
Division of Corporation Finance
100 F Street, Stop 7010
Washington, D.C.  20549

Dear Mr. Cannarella:

     Standard Energy Corporation (the "Company") is in receipt of your letter dated February 6, 2008. The Company's response is as follows:

Form 10-KSB for the Fiscal Year Ended March 31, 2007

General

     1.   Response to question one:

          "The Company will comply in future filings".

     2.   Response to question two:

          "The Company will comply in future filings".

Item 8, Control and Procedures

     3.   Response to question three:

          "The Company will comply in future filings".

     4.   Response to question four:

          "The Company will comply in future filings".

     5.   Response to question five:

          "The Company will comply in future filings".


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Change in Internal Controls

     6.   Response to question six:

          "The Company and its auditors will comply in future filings".

     7.   Response to question seven:

          "The Company will comply in future filings".

     The Company responses to your closing comments are that;

     The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; and

     Securities and Exchange Commission (the "Commission") staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

     Please refer to Form 10QSB for the period ended December 31, 2007.

     If there is anything else that you need from us, please feel free to contact us.

                              Sincerely,

                              STANDARD ENERGY CORPORATION



                              /s/Dean W. Rowell
                              Dean W. Rowell
                              President












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